Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Options Cathedral Well Project to Ely Gold

Vancouver, British Columbia, July 7, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option Agreement (the “Agreement”), through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for EMX’s Cathedral Well gold project (the “Project”). The Project is at the southern end of the Battle Mountain-Eureka gold trend, approximately 55 kilometers southwest of Ely, Nevada. The Cathedral Well property bounds Ely Gold’s Green Springs project area to the east and the west. Please see www.eurasianminerals.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Ely Gold can earn a 100% interest in the Project by paying EMX a total of US $100,000 as follows: US $25,000 upon execution of the Agreement and US $75,000 over the next three years, after which EMX will retain a 2.5% net smelter return (NSR) royalty, inclusive of an underlying 0.5% NSR royalty.

In addition, after earning the 100% interest in the Project, Ely Gold will pay EMX annual advance royalties equal to a) 20 ounces of gold each year until completion of a feasibility study, prepared in accordance with the requirements of NI 43-101 and CIM definitions and guidelines, covering either, or both, of the Project and the adjacent Ely Gold properties, and b) 35 ounces of gold each year thereafter until commencement of commercial production from either, or both, of the Project and the adjacent Ely Gold properties. Ely Gold may purchase a 0.5% NSR royalty out of the EMX NSR royalty (leaving EMX with a 2.0% NSR royalty, subject to the underlying 0.5% NSR royalty) by paying Eurasian 500 ounces of gold within 60 days after commencement of commercial production from either, or both, of the Project and the adjacent Ely Gold properties.

Property Overview. Cathedral Well is located approximately 10 kilometers south of the Mount Hamilton gold project, and virtually surrounds the historic Green Springs mining district. USMX produced 1.1 million tonnes at an average grade of 2.1 g/t gold from open pit mining operations in the district from 1988-1990 (Russell, 2005)1. Ely Gold has consolidated the Green Springs district and assembled much of the historic data into a property-wide database of geochemistry, geophysics, and drilling in order to re-evaluate the district’s exploration potential.

The EMX property contains numerous outcropping jasperoids and de-calcified zones developed along the Joanna-Chainman sedimentary rock contact, as well as widespread alteration in sedimentary units above and below the Chainman Formation. The historic open pit mines exploited oxide gold mineralization developed in the upper Chainman and along the Joanna-Chainman contact, which are important host units in the region (i.e., Midway Gold’s Gold Rock project and Pilot Gold’s Griffon project)2. Several northern historic exploration holes, drilled by USMX, revealed mineralization associated with the underlying Pilot Shale, which is another important host unit in the region (i.e., Alligator Ridge and Midway Gold’s Pan deposit)3. The Pilot Shale remains largely untested across the property, and lies at relatively shallow levels within the eastern portion of the Project area.

EMX acquired Cathedral Well through staking in 2008, and immediately optioned the property to a wholly-owned subsidiary of Eldorado Gold Corp. (“Eldorado”). EMX and Eldorado completed 30.5 line kilometers of NSAMT and CSAMT geophysical surveys, soil and stream sediment surveys totaling 1,597 samples, and identified seven targets that were permitted for drill testing. Six reverse circulation drill holes totaling 1,426 meters were completed over the western target area. Eldorado relinquished their property interest in 2011, leaving the prospective outcrops and targets on the eastern portion of the property untested.

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Ely Gold has submitted a Plan of Operations and an Environmental Assessment to the US Forest Service which will permit a drill program to test multiple targets within the consolidated land package. Ely Gold will be the operator of the program, with technical assistance from EMX through a defined Management Committee arrangement during the option period.

The Cathedral Well Agreement exemplifies the execution of EMX’s royalty generation business model. The Project was acquired at minimal cost through staking, and its value was enhanced with partner-funded exploration work. This ultimately led to the Ely Gold Agreement and an organically generated revenue stream and royalty interest.

1,2,3 These mines and deposits provide context for EMX’s Cathedral Well Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the Project hosts similar mineralization.

About EMX. Eurasian Minerals Inc. is a royalty generator with a growing portfolio. Eurasian leverages asset ownership and exploration insight into partnerships that advance our mineral properties where EMX retains royalty interests. EMX complements its generative business through strategic investments and third party royalty acquisitions.

About Ely Gold. Ely Gold & Minerals Inc. is focused on the acquisition and development of gold resources in North America. Ely Gold maintains a 20% fully carried interest in the Mount Hamilton project that is advancing towards production.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March, 31, 2014 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com